3/18/2002

02019416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECD S.E.C. MAR 4 2002

| SEC FILE NUMBER |
| --- |
| 8-38931 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCIAL PRODUCT RESOURCES, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

560 SYLVAN AVENUE
(No. and Street)

| ENGLEWOOD CLIFFS | NEW JERSEY | 07632 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED KARAGOSIAN (201) 567-9255
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAREN & COMPANY
(Name — *if individual, state last, first, middle name*)

| 560 SYLVAN AVENUE | ENGLEWOOD CLIFFS | NEW JERSEY | 07632 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2002

# OATH OR AFFIRMATION

I, FRED KARAGOSIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL PRODUCT RESOURCES, INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Fred Karagosian
Signature

PRESIDENT
Title

Jean M. Karagosian
Notary Public
JEAN M. KAR...
NOTARY PUBLIC OF NEW JER...
My Commission Expires July 2, 200[illegible]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL PRODUCT RESOURCES, INC.

---

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

## FOR THE YEAR ENDED DECEMBER 31, 2001

---

# CONTENTS

Garen & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS

560 Sylvan Avenue
Englewood Cliffs
New Jersey 07632
(201) 894-9110
(212) 513-7111

Fax (201) 894-9088
www.garencpa.com



## INDEPENDENT AUDITORS' REPORT

Board of Directors
Financial Product Resources, Inc.:

We have audited the accompanying statement of financial condition of Financial Product Resources, Inc., (an S Corporation) as of December 31, 2001, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Product Resources, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garen + Company LLC

February 12, 2002

# FINANCIAL PRODUCT RESOURCES, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 87,900 |
| Receivables from dealers | | 13,937 |
| Receivables from others | | 508 |
| Investments (net) | | 38,739 |
| Prepaid insurance | | 688 |
| Prepaid expense | | 664 |
| Total current assets | | 142,436 |
| Equipment, net of accumulated depreciation of $14,122 | | 8,030 |
| Security deposit | | 4,892 |
| Total assets | $ | 155,358 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Accrued expenses | $ | 671 |
| State income tax | | 185 |
| Total current liabilities | | 856 |
| Stockholder's equity | | |
| Common stock, no par value | | |
| Authorized - 2,500 shares | | 12,000 |
| Issued and outstanding - 1,000 shares | | |
| Capital in excess of stated value | | 11,000 |
| Retained earnings | | 131,502 |
| Total stockholder's equity | | 154,502 |
| Total liabilities and stockholder's equity | $ | 155,358 |

The accompanying notes are an integral part of these financial statements.

# FINANCIAL PRODUCT RESOURCES, INC.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Revenue: | |
| Commissions from listed equity securities | $ 262,422 |
| Revenue from sale of investment company shares | 49,187 |
| Dividend and interest income | 486 |
| Investment loss (realized and unrealized) | (35,569) |
| Other income | 1,470 |
| Total revenue | 277,996 |
| Expenses: | |
| Salaries, payroll taxes and fees | 192,153 |
| Pension contribution | 4,187 |
| Rent | 30,915 |
| State and regulatory fees | 6,721 |
| Meals and entertainment | 2,429 |
| Telephone | 5,828 |
| Insurance | 7,996 |
| Professional fees | 3,670 |
| Office | 18,138 |
| Bank charges | 145 |
| Depreciation | 4,430 |
| Travel and employee reimbursement expense | 7,430 |
| Total expenses | 284,042 |
| Income before provision for income taxes | (6,046) |
| Provision for state income taxes | 1,631 |
| Net income after taxes | $ (7,677) |

The accompanying notes are an integral part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Accumulated Adjustment Account | |
| Balance, beginning of year | $ 174,619 |
| Net income | (7,677) |
| Distribution to stockholder | (12,500) |
| Balance, end of year | 154,442 |
| Accumulated Earnings and Profits | |
| Balance, beginning of year | 60 |
| Total Retained Earnings, end of year | $ 154,502 |

The accompanying notes are an integral part of these financial statements.

# FINANCIAL PRODUCT RESOURCES, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | (7,677) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation | | 4,430 |
| Decrease in prepaid insurance | | 7,193 |
| Increase in prepaid expense | | (520) |
| Decrease in marketable securities | | 58,280 |
| Decrease in accounts receivable | | 26,719 |
| Decrease in accounts payable and accrued expenses | | (1,967) |
| Increase in security deposit | | (940) |
| Net cash used in operating activities | | 85,518 |
| Cash flows from financing activities: | | |
| Distribution to stockholder | | (12,500) |
| Net cash used in financing activities | | (12,500) |
| Net increase in cash and cash equivalents | | 73,018 |
| Cash and cash equivalents, January 1, 2001 | | 14,882 |
| Cash and cash equivalents, December 31, 2001 | $ | 87,900 |
| Supplemental cash flows disclosure: | | |
| Income tax payments | $ | 2,265 |

The accompanying notes are an integral part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. **Summary of Significant Accounting Policies**

a. ***Nature of Operations***

The Company is a member firm of the National Association of Securities Dealers (NASD). This Company deals with mutual funds, variable annuities and limited partnerships exclusively, and introduces accounts on a fully disclosed basis to Pershing, and as such operates pursuant to the K2ii exemption to the Customer Protection Rule.

b. ***Cash and Cash Equivalents***

Cash and cash equivalents includes cash in bank and all highly liquid debt instruments with a maturity of three months or less.

c. ***Customer Accounts***

The Company does not hold securities for the accounts of customers, nor does the Company hold inventory for trading purposes.

d. ***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. ***Depreciation***

Equipment is recorded at cost and depreciated using estimated useful lives of five to ten years.

f. ***Income Taxes***

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code as of January 1, 1988. Similarly, the Company elected to be taxed as an S Corporation for New Jersey State tax purposes effective January 1, 1994. Under these provisions the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, the Company's taxable income or loss is included in the individual income tax return of the stockholder.

The provision for income taxes represents the New Jersey franchise tax on certain S Corporation profits.

g. ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

2. **Investment in Marketable Securities**

The investments (trading securities) are made up of equities and are presented in the financial statements in accordance with the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities:

| | |
|---|---|
| Beginning balance, at cost | $ 102,359 |
| Purchase of additional investments | 169,103 |
| Redemption of investments | (226,333) |
| Ending balance, at cost | $ 45,129 |
| Approximates market value | 38,739 |
| Gross unrealized holding loss at end of year | (6,390) |
| Gross unrealized holding gain at beginning of year | (5,340) |
| Net unrealized holding loss | $ (1,050) |

Included in investments was a cash balance of $25,000 for 2001, being held in the Pershing Escrow account. Gains and losses are computed as of the trading date.

3. **Related Party Transactions**

The Company shares office space and staff with Karagosian Financial Services, whose owner is also a shareholder in Financial Product Resources, Inc. An amended agreement provides for a monthly payment of $2,300, plus health insurance, for the officer, from Karagosian Financial Services for the use of shared services. The effective date of the original agreement was August 1, 1994. The agreement is subject to change by mutual agreement of both parties.

4. **Subordinated Loans**

The Company has no subordinated loans at December 31, 2001.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $125,949 which was $120,949 in excess of the required minimum net capital. The Company's net capital ratio at December 31, 2001 was .02 to 1.

6. **Pension Plan**

Financial Product Resources, Inc. during 1995 has adopted a 401(k) plan. The plan permits employee contributions as allowed by the Internal Revenue Code with contributions. Due to the fact that for 2001 the plan is considered top heavy under the Internal Revenue Code, the maximum amount of contribution required was made, as calculated by the plan actuaries.

After three years of employment the employee is 100% vested in the plan. There is no vesting during the first three years of employment. The 2001 contribution is $4,187.

7. **Commitment**

Financial Product Resources, Inc. leases its office space. The following is a schedule of future rental payments required under the operating lease that have remaining noncancellable lease terms in excess of one year at December 31, 2001 (see note 3):

| | |
|---|---|
| Year ending December 2003 | $ 38,192 |
| 2004 | 38,771 |
| 2005 | 39,928 |
| 2006 | 26,619 |
| Total minimum payments required | $ 181,702 |

SUPPLEMENTARY INFORMATION

# FINANCIAL PRODUCT RESOURCES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2001

| | |
|---|---|
| Net capital: | |
| Total stockholder's equity | |
| Common stock | $ 23,000 |
| Retained earnings | 131,502 |
| Total stockholder's equity qualified for net capital | 154,502 |
| Deductions and/or charges: | |
| Total nonallowable assets from statement of financial condition | (21,019) |
| Other deductions | (5,000) |
| Haircuts on securities | (2,534) |
| Net capital | $ 125,949 |
| Aggregate Indebtedness - Accrued expenses and other liabilities | $ 856 |
| Computation of basic net capital requirement 6-2/3% of aggregate indebtedness or $5,000 whichever is greater | $ 5,000 |
| Net capital in excess of minimum requirement | $ 120,949 |
| Ratio: Aggregate indebtedness to net capital | .01 to 1 |
| Reconciliation with company's computation | |
| Included in Part 11A of Form X-17A-5 as of December 31, 2001: | |
| Net capital, as reported in Company's Part II Focus Report (unaudited) | $ 125,949 |
| Net audit adjustments | - |
| Net capital per above | $ 125,949 |

The accompanying notes are an integral part of these financial statements.

Garen & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS

560 Sylvan Avenue
Englewood Cliffs
New Jersey 07632
(201) 894-9110
(212) 513-7111 

Fax (201) 894-9088
www.garencpa.com

## REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Financial Product Resources, Inc.:

In planning and performing our audit of the financial statements of Financial Product Resources, Inc. (an S Corporation) for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness for aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practice and procedures followed by the company in the following:

1. Making the quarterly securities examinations, counts verifications, and comparisons, and the recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of The Federal Reserve System,

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for the customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jarent Company LLC

February 12, 2002